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Exhibit 12.1

COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	1999	2000	2001	2002	2003	nine months 2004
Fixed charges:
Interest on indebtedness	$33,078	$47,760	$47,793	$63,720	$50,907	$17,800
Accrued dividend on preferred stock	—	—	—	—	—	—
Amortization of deferred financing costs	2,266	3,647	3,622	5,494	4,870	3,928
Interest expense on portion of rent expense representative of interest (from below)	337	315	277	469	180	125

Total fixed charges	$35,681	$51,722	$51,692	$69,683	$55,957	$21,853

Earnings:
Loss from continuing operations before income taxes and minority interests	$(184,152)	$(207,637)	$(226,167)	$(276,490)	$(135,936)	$(261,933)
Add (subtract) adjustments for investments accounted for under the equity method	3,246	(3,501)	1,601	1,514	1,921	1,013
Fixed charges per above	35,681	51,722	51,692	69,683	55,957	21,853

Total loss	$(145,225)	$(159,416)	$(172,874)	$(205,293)	$(78,058)	$(239,067)

Ratio of earnings to fixed charges	(4.07)	(3.08)	(3.34)	(2.95)	(1.39)	(10.94)
Coverage deficiency	(180,906)	(211,138)	(224,566)	(274,976)	(134,015)	(260,920)
Calculation of interest portion of rent expense
Rent expense	1,683	1,576	1,384	2,344	899	623
Portion that represents interest (estimated)	20%	20%	20%	20%	20%	20%
	$337	$315	$277	$469	$180	$125

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  Exhibit 12.1
COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES (dollars in thousands)